UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For January 6, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Annual Meeting of Shareholders

FreeSeas Inc. (the “Company”) has announced that its annual meeting of shareholders, originally scheduled for December 30, 2011 (the “Annual Meeting”), was adjourned for lack of quorum and will be reconvened on Tuesday, January 31, 2012. In that regard, attached hereto as Exhibits 99.1, 99.2, 99.3, and 99.4 are copies of (i) the Notice of Annual Meeting and Proxy Statement; (ii) Form of Proxy; (iii) the Notice of Change of Date and Location of Annual Meeting; and (iv) the Notice of Adjourned Annual Meeting and Supplement dated January 5, 2012 to Proxy Statement dated November 25, 2011 (the “Supplemental Proxy Statement”).

The Company’s Annual Report to Shareholders (the “Annual Report”), which contains the Company’s audited financial statements for the year ended December 31, 2010, has been mailed to the Company’s shareholders and also posted on the Company’s website, www.freeseas.gr. Shareholders should go to the link “2011 Annual Meeting Materials” on the Investor Relations page of the Company’s website for copies of the Annual Report, the Proxy Statement, form of proxy and Supplement Proxy Statement for the Annual Meeting.

This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.

SUBMITTED HEREWITH:

Exhibits

99.1	Notice of Annual Meeting and Proxy Statement.

99.2	Form of Proxy.

99.3	Notice of Change of Date and Location of Annual Meeting.

99.4	Notice of Adjourned Annual Meeting and Supplement dated January 5, 2012 to Proxy Statement dated November 25, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: January 6, 2012
	By:	/s/ Ion G. Varouxakis
Name: Ion G. Varouxakis
Title: Chief Executive Officer and President

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